Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

					Six Months Ended
	Fiscal Year Ended March 31,				September 30,
	2013	2014	2015	2016	2016
Earnings available to cover fixed charges	$(1,015,082)	$(886,473)	$(14,143,431)	$(21,824,943)	$(17,881,563)
Fixed charges	224,836	325,348	570,737	3,024	2,727
Ratio of earnings to fixed charges	—	—	—	—	—

Calculation of earnings available:
Net loss	(1,239,918)	(1,211,821)	(14,714,168)	(21,827,967)	(17,884,290)
Fixed charges	224,836	325,348	570,737	3,024	2,727
Earnings (loss) available to cover fixed charges	(1,015,082)	(886,473)	(14,143,431)	(21,824,943)	(17,881,563)

Calculation of earnings available:
Net loss	224,836	325,348	570,737	3,024	2,727

Fixed charges	224,836	325,348	570,737	3,024	2,727